

Business Focus – A Better Music Service Built for Business

Cloud Cover Music ("CCM" or, the "Company") was founded to disrupt the "status quo" for music delivered to businesses. The industry generally delivered music through a mix of relatively complex electronic boxes and satellites, which seemed expensive while delivering relatively few features beyond the music itself. Meanwhile consumer music services were not legal for business. So, the Company started from scratch to create a better service that would be "built for business" from the beginning. It leveraged the latest tools and technologies to provide the features that businesses want and to provide them at a very low cost-point. The approach is proving to be very successful as the Company now serves thousands of locations for local, regional and national businesses, including locations of national brands such as Burger King, Pizza Hut, Taco Bell, Denny's, Dunkin Donuts, T-Mobile, and Toyota. The number of locations served has grown by double in the past year alone. The Company attributes this popularity to its focus on providing breakthrough performance in the following areas.

- **Cost** – Leveraging the capabilities of the cloud and modern online tools, the company has been able to move the monthly subscription price point to $17.95, an unprecedented level. Most importantly this level has been achieved at a greater than 60 percent gross profit margin, making the price point strongly sustainable. In contrast, the industry leader in market share, Mood/Muzak has been achieving about a 50 percent gross margin at a $40 per month price point, according to its quarterly financial statements released publicly. The CCM price point not only creates a new level of value in the market place, it is low enough, we believe, to encourage business locations that are illegally playing radio stations or services like Pandora or Spotify to switch to a legal option – CCM's. This is analogous to what Apple did with iTunes for consumer music. At 99 cents per song, people were happy to download music legally, to the benefit of the entire industry.

- **Ease of use** – In an online self-service age where people routinely do their banking, shopping, travel bookings and so much else right on the Internet, why not the get music services that way as well? CCM has created a proprietary software and delivery system to achieve this with a focus on simplicity – making it fast, simple and straightforward to sign up and stream music right from a chosen Internet device. There are no instruction manuals and no site service visits, as they are simply not needed. There are no cumbersome contracts or invoicing processes as customers simply pay by credit card, making it easy for them while securing cash flow for CCM.

- **Clean and Family Friendly**. The CCM music library is curated so that it is free of all potentially offensive distasteful lyrics or sounds. This gives businesses confidence that their customers and workers will not be exposed to unwanted musical intrusions that could reflect poorly on the business.

- **Promotional messages added to the music stream**. In addition to currently providing the 80+ music stations, CCM enables in-store announcements. These can be aimed at end consumers to promote sales and products as well as at employees for things such as daily instructions, training and HR announcements. These messages can be mixed and matched together in almost unlimited ways in custom curated stations, adding to location productivity and revenue generation.

- **Additional features that businesses want**. Beyond in-store messages, CCM has added features, in many cases unique, that companies want to better serve their customers. These include items such as the ability to schedule different music to fit certain hours of the day or days of the week, the ability to monitor and control the music at local, regional and central levels, and the availability of analytics to capture the actual music played and related measurements.

Company Structure – Low Overhead and Ability to Rapidly Grow

The Company is structured in a way that keeps overhead expenses low. The service is highly automated, so it needs very little support to operate and expand. It is simple and reliable enough that it needs no instruction manual, no field service staff and a very small customer service team. As most of the sales are made online, the amount of sales resources needed is also minimal and is comprised primarily of independent representatives and resellers. The development team requires no more than 10 people to continue to evolve the CMM product offering. This low overhead results in a business model that becomes highly profitable as the base costs are exceeded. The core subscription business is currently operating with gross margins at approximately 65%, and, although CCM cannot make any guarantees, the Company's overall business is expected to attain that level as well, as revenues grow.

The Large Market Can Enable a Large Company

With over ten million addressable locations in North America alone, the Company believes it has large headroom to grow. Increased customer use of messaging and other features can greatly increase that potential as well.

Longer Term Roadmap Increases Revenue Potential Dramatically

As the Company continues to evolve, it can potentially increase its revenue by multiples of the music subscription level alone by adding future services such as:

- Third party advertisements within the stores on a "revenue share" basis. These can be for products sold within the store or from third-party companies who simply want to reach their audiences. This capability could have the potential to generate revenues much greater than the music subscription revenue itself.

- Music and messages to help stores sell more. This is an area that is gathering increased attention as third-party research is conducted to determine what music motivates people to buy and how to manage this in the stores. As CCM has detailed analytics measuring the music and messages played in a store, these statistics can be matched with and compared to actual sales results. Form this data base, it may be possible for CCM to develop further product innovations to help stores increase revenues and, in

turn, increase CCM's revenues as well.

- Music and messages to help workers be more productive. This is an area that is also getting much more visibility and focused research across many industries. From warehouses to cubicles to sales offices to research labs to classrooms, there is an increased belief that music, soothing or motivating sounds and well-placed messages can potentially drive up productivity. Cloud Cover Music is well positioned to capitalize on this trend as it continues to emerge, with the expectation of CCM significantly expanding its business potential.

The Web Site is the Portal to the Service.

The Company's website and the use of social media and Internet advertising are keys to CCM's success. As discussed above, a simple, easy to navigate web site is an important part of attracting and landing customers.

A screenshot of the home page is shown below.

















Music That Matches Your Business Goals
Music has the power to influence your customers.
Get a legal solution for background music and audio advertising, suitable for 1 to 10,000 location businesses at an affordable price point.
TRY IT FREE
14-Day Free Trial, No Credit Card Required
From $17.95 MONTHLY
MORNINGSTAR
Denny's
Sprint
Mobile
McDonald's
Thousands of companies trust Cloud Cover Music for their streaming business music solution.
It's really easy to use the website to mix stations and order new equipment. Basically set and forget. Customer service is also super helpful when we need it.
David J.
Franchise Owner,
Domino's Pizza
MORNINGSTAR
They cover a wide variety of music all under an easy to use interface. Their patient & helpful customer service staff are very thorough.
Dan
IT Site Operations,
Morningstar
SUBWAY
We really like the service - it's so easy to use!
Bill T.
IT Specialist,
Subway

Streaming can be Done on the Internet Device Customers choose

The devices for steaming include the following.

Streaming from a computer. CCM Subscribers can use their computers to stream, controlling everything from a standard browser.

The service on a computer screen is shown below.



No Money
SELECTED STATION Today's Hits
STATIONS
DAYPARTING
MIX STATIONS
MESSAGING
Search
Most Popular
Today's Hits
Family Friendly
Country Pop
Pop Contemporary
Trendy Restaurant
All
'40s Greatest Hits
'50s Greatest Hits
'60s Greatest Hits
'70s Greatest Hits
'80s Greatest Hits

Streaming from a mobile device. This can be handier in cases where the customer wants more mobility.



80s Greatest Hits
ELEMENTA
SAMSUNG
cloudcover
MUSIC
Username
Password
Remember Me
LOG IN
Forgot Your Password?
Less I Know The Better
Tame Impala

Streaming from a “Cloud Box”. This small “puck-like” product is less than four inches by four inches. It plugs in to a standard outlet and immediately enables music to play. It is particularly favored by businesses with multiple locations, as it allows for more centralized control of the music being played and provides more management and analytic tools. The Cloud Box is provided for a one-time charge of $75.



Why the **CloudBox** is Most Popular

The majority of our customers appreciate having a reliable, dedicated, set-and-forget CloudBox to play music and messages. Once the CloudBox is plugged into an ethernet connection or WiFi is configured, it will connect to Cloud Cover Music and start playing the music you have selected from your account.

- Tamper resistant – Limit access to prevent people changing music or messages to protect your brand
- Remotely controlled from the web
- Locally stored music that automatically plays if the network connection is interrupted and auto resumes when restored
- Auto-restart if power outage occurs
- Simple plug-and-play setup — WiFi requires a little configuration to join the network
- Includes RCA connector for Aux connection to an amp from the 3.5mm line out. HDMI and SPDIF can be used if desired
- Bluetooth version also available upon request

Purchase price of $75 USD. Boxes are ordered from your Cloud Cover Music account.